UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

Results of the Annual General Meeting of Shareholders

of KB Financial Group Inc. for Fiscal Year 2015

On March 25, 2016, KB Financial Group Inc. held its annual general meeting of shareholders for fiscal year 2015, and the five agenda items listed below were approved and ratified.

Agenda

Agenda Item 1.	Approval of financial statements and the proposed dividend payment for fiscal year 2015: Approved as originally proposed.

Agenda Item 2.	Approval of amendments to the Articles of Incorporation: Approved as originally proposed.

Agenda Item 3.	Appointment of directors

Agenda Item 3-1.	Mr. Young Hwi Choi, non-executive director nominee:

Approved as originally proposed.

Agenda Item 3-2.	Mr. Woon Youl Choi, non-executive director nominee:

Agenda item withdrawn.

Agenda Item 3-3.	Mr. Suk Ryul Yoo, non-executive director nominee:

Approved as originally proposed.

Agenda Item 3-4.	Mr. Michael Byungnam Lee, non-executive director nominee:

Approved as originally proposed.

Agenda Item 3-5.	Mr. Jae Ha Park, non-executive director nominee:

Approved as originally proposed.

Agenda Item 3-6.	Ms. Eunice Kyonghee Kim, non-executive director nominee:

Approved as originally proposed.

Agenda Item 3-7.	Mr. Jongsoo Han, non-executive director nominee:

Approved as originally proposed.

Agenda Item 4.	Appointment of members of the Audit Committee, who are non-executive directors

Agenda Item 4-1.	Mr. Young Hwi Choi, audit committee member nominee:

Approved as originally proposed.

Agenda Item 4-2.	Mr. Woon Youl Choi, audit committee member nominee:

Agenda item withdrawn.

Agenda Item 4-3.	Ms. Eunice Kyonghee Kim, audit committee member nominee:

Approved as originally proposed.

Agenda Item 4-4.	Mr. Jongsoo Han, audit committee member nominee:

Approved as originally proposed.

Agenda Item 5.	Approval of the aggregate remuneration limit for directors: Approved as originally proposed.

Details of Approved Agenda Items

•	Key items of the approved financial statements for fiscal year 2015

-	Consolidated financial statements for fiscal year 2015*

(In millions of Won, except per share amount)
Total assets	329,065,467
Total liabilities	300,162,745
Share capital	1,931,758
Total shareholders’ equity	28,902,722
Total operating revenue**	22,233,276
Net operating profit	1,821,134
Profit attributable to shareholders of the parent company	1,698,318
Basic earnings per share (Won)	4,396

*	Based on the International Financial Reporting Standards as adopted by the Republic of Korea.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.

-	Separate financial statements for fiscal year 2015*

(In millions of Won, except per share amount)
Total assets	20,016,171
Total liabilities	1,788,167
Share capital	1,931,758
Total shareholders’ equity	18,228,004
Total operating revenue**	320,252
Net operating profit	243,297
Profit attributable to shareholders of the parent company	243,425
Basic earnings per share (Won)	630

*	Based on the International Financial Reporting Standards as adopted by the Republic of Korea.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.

•	Declaration of Dividends

A cash dividend of KRW 980 per common share was declared

–	Total dividend amount: KRW 378,624,659,140

–	Dividend yield: 2.9%

•	Appointed Directors and Audit Committee Members

–	Number of newly appointed or re-appointed non-executive directors: 6

–	Number of newly appointed or re-appointed members of the Audit Committee: 3

•	Total Number of Directors and Audit Committee Members Following Appointment

–	Directors: 8 (6 non-executive directors)

–	Members of the Audit Committee, who are non-executive directors: 3

Details regarding newly appointed or re-appointed non-executive directors

Name	Date of Birth	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director	Term of Office	Note
Young Hwi Choi	October 1945	• President & CEO, Shinhan Financial Group Co., Ltd. • Deputy President, Shinhan Bank • Deputy Director, Ministry of Finance • Manager, The Bank of Korea	—	1 year	Re-appointed

Suk Ryul Yoo	April 1950

•    Advisor, Samsung Electronics, Co., Ltd. (Current)

•    Visiting Professor, Seoul National University

•    Chairman, Credit Finance Association

•    President & CEO, Samsung Total Petrochemicals Co., Ltd.

•    President & CEO, Samsung Card Co., Ltd.

•    President & CEO, Samsung Life Insurance Co., Ltd.

•    President & CEO, Samsung Securities Co., Ltd.

•    President & CEO, Samsung Capital Co., Ltd.

			President & CEO, Jungmok	1 year	Re-appointed

Name	Date of Birth	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director	Term of Office	Note
Michael Byungnam Lee	September 1954

•    President, LG Academy (Current)

•    President & CEO, LG Academy

•    Executive Vice President, Human Resources, LG Corp

•    Vice President, LG Academy

•    Assistant Professor, Georgia State University

•    Assistant Professor, California State University

•    Project Analyst, Daewoo Industrial Co., Ltd.

			President, LG Academy	1 year	Re-appointed

Jae Ha Park	November 1957	• Senior Research Fellow, Korea Institute of Finance (Current) • Deputy Dean, Asian Development Bank Institute • Vice President, Korea Institute of Finance • Vice Chairman, Korea Money and Finance Association • Senior Counselor to the Minister, Ministry of Economy and Finance • Outside Director, Shinhan Bank • Outside Director, Daewoo Securities • Outside Director, Jeonbuk Bank	—	1 year	Re-appointed

Name	Date of Birth	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director	Term of Office	Note
Eunice Kyonghee Kim	March 1959	• Professor, Ewha Law School (Current) • Deputy CEO, Chief Compliance Officer, Hana Financial Group Inc. • Managing Director & Chief Compliance Officer, Citibank Japan Inc. • Executive Vice President & Chief Legal Officer, Citibank Korea Inc. • Managing Director, Compliance Officer & General Counsel, Citigroup Global Markets Korea Ltd. • Vice-Chairperson, International Association of Korean Lawyers • Member, Financial Development Committee • Member, Korea Prosecution Future Development Committee	—	1 year	Re-appointed

Jongsoo Han	October 1960	• Professor, Ewha Womans University (Current) • Member, IFRS Interpretations Committee (Current) • Member, Korea Accounting Deliberating Council, Financial Services Commission • Vice President, Korea Accounting Association • Member, Korea Accounting Standards Board	—	1 year	Re-appointed

Details regarding newly appointed or re-appointed members of the Audit Committee, who are non-executive directors

Name	Date of Birth	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director	Term of Office	Note
Young Hwi Choi	October 1945	• President & CEO, Shinhan Financial Group Co., Ltd. • Deputy President, Shinhan Bank • Deputy Director, Ministry of Finance • Manager, The Bank of Korea	—	1 year	Re-appointed

Eunice Kyonghee Kim	March 1959	• Professor, Ewha Law School (Current) • Deputy CEO, Chief Compliance Officer, Hana Financial Group Inc. • Managing Director & Chief Compliance Officer, Citibank Japan Inc. • Executive Vice President & Chief Legal Officer, Citibank Korea Inc. • Managing Director, Compliance Officer & General Counsel, Citigroup Global Markets Korea Ltd. • Vice-Chairperson, International Association of Korean Lawyers • Member, Financial Development Committee • Member, Korea Prosecution Future Development Committee	—	1 year	Re-appointed

Name	Date of Birth	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director	Term of Office	Note
Jongsoo Han	October 1960	• Professor, Ewha Womans University (Current) • Member, IFRS Interpretations Committee (Current) • Member, Korea Accounting Deliberating Council, Financial Services Commission • Vice President, Korea Accounting Association • Member, Korea Accounting Standards Board	—	1 year	Re-appointed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 25, 2016	By: /s/ Jungsoo Huh
(Signature)
Name: Jungsoo Huh
Title: Senior Managing Director